[SASM&F Letterhead]
October 14, 2010
VIA EDGAR
Tom Kluck, Branch Chief
Adam F. Turk, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Apartment Investment and Management Company Registration Statement on Form S-4 Filed September 14, 2010 File No. 333-169353
Gentlemen:
          On behalf of Apartment Investment and Management Company, a Maryland corporation (the “Company” or “Aimco”), we are submitting this letter in response to your letter to John Bezzant, dated October 5, 2010, regarding the Company’s Registration Statement on Form S-4, file No. 333-169353, filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2010 (the “Form S-4”).
          For your convenience, your comments are set forth below, followed by the Company’s responses. References to page numbers correspond to the page numbers in the Form S-4.
1.	We note your disclosure on page 94 regarding the incorporation by reference of Aimco OP’s periodic reports. Please provide us with an analysis detailing your eligibility to incorporate by reference the filings of Aimco OP in this Form S-4.

Response:
          Under General Instruction I.B. to Form S-4, a registrant that “meets the requirements for use of Form S-3” may elect to furnish certain information about the registrant by incorporating such information by reference into a prospectus pursuant to Items 10 and 11 of Form S-4. In order to “meet the requirements for use of Form S-3,” General Instruction I.B.a.A. to Form S-4 provides that a registrant must (i) meet the registrant requirements described in

October 14, 2010

General Instruction I.A. of Form S-3 (the “Registrant Requirements”), and (ii) meet the aggregate market value transaction requirements described in General Instruction I.B.1 of Form S-3 (the “Aggregate Market Value Transaction Requirements”).
     Registrant Requirements
          Aimco Properties, L.P. (“Aimco OP”) satisfies the Registrant Requirements of General Instruction I.A.:
•	Aimco OP is a Delaware limited partnership with its principal business operations in the United States.

•	Aimco OP’s partnership common units are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Aimco OP has been subject to the requirements of Section 12 of the Exchange Act and has filed in a timely manner all material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for and during the 12 calendar months (and the portion of the month) immediately preceding the filing of the Form S-4.

•	Since December 31, 2009, Aimco OP has not failed to pay dividends on its various classes of preferred partnership units, and has not defaulted on any indebtedness or any rental on one or more long term leases, which defaults in the aggregate would be material to Aimco OP’s and it subsidiaries’ financial position, taken as a whole.

•	Aimco OP has filed with the Commission all required electronic filings. As an accelerated filer, under Regulation S-K 601(b)(101)(i)(C), Aimco OP is not required to submit Interactive Data Files pursuant to Rule 405 of Regulation S-T in applicable public filings until such filings contain financial statements for a fiscal period that ends on or after June 15, 2011.
     Aggregate Market Value Transaction Requirements
          Aimco OP also satisfies the Aggregate Market Value Transaction Requirements:
•	The aggregate market value of the voting and non-voting common equity held by non-affiliates of Aimco OP exceeds $75 million. Although there is no public market for Aimco OP limited partnership units, after a one-year holding period, each Aimco OP limited partnership unit (an “OP Unit”) is generally redeemable for cash in an amount equal to the value of one share of Aimco’s common stock at the time, subject to Aimco’s right to acquire each OP Unit in exchange for one share of Aimco common stock (subject to antidilution adjustments). The Aimco common stock is traded on the NYSE under the symbol “AIV.” Therefore, the trading price of Aimco common stock is considered a reasonable proxy for the fair market value of an OP Unit. The average of the bid and asked prices of Aimco common stock on September 7, 2010 was $21.66. As reported in Aimco OP’s Quarterly Report for the period ended June 30, 2010, as of July 28, 2010, there were 123,021,611 OP Units outstanding, and at least 5,125,940 of those OP Units were held by non-affiliates, so the aggregate market value of the common equity of Aimco OP held by non-affiliates

October 14, 2010

based on the average of the bid and asked prices of Aimco common stock on September 7, 2010 was at least $111 million.
     Conclusion
          Because Aimco OP “meets the requirements for use of Form S-3” pursuant to General Instruction I.B. to Form S-4, it may elect to furnish certain information by incorporating such information by reference into the prospectus pursuant to Items 10 and 11 of Form S-4.
2.	We note that on page 94 of your registration statement on Form S-4, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:
          The Company will amend the second paragraph on page 94 of the registration statement on Form S-4 to read as follows:
          “The information that Aimco and Aimco OP file with the SEC is incorporated by reference, which means that important information is being disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this information statement/prospectus. The documents listed below are incorporated by reference along with all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) after the date of this prospectus and before the completion of the offering of the shares described in this prospectus.”
3.	Please amend your registration statement to provide undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response:
     The Company will amend “Part II—Item 22. Undertakings” to include the undertakings requires by Item 512(a)(5) and (6) of Regulation S-K.

October 14, 2010

          If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5618.

Respectfully yours,
/s/ Michael Moulton

cc:	Derek McCandless John Bezzant